BAKER & MCKENZIE
東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

05012575

File No. 82-34816
November 2, 2005

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

RECEIVED
NOV 14 2005
185
SEC MAIL PROCESSING SECTION WASH. D.C.

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translations of the documents of which contents were announced by the Company.

- Notice of Judgment on Appeal (CT Patent) (Dated October 12, 2005)
- Notice of Adjustment to the Forecasts of Operating Results for the Interim Period of the Company's Subsidiary (SEGATOYS CO., LTD.) (Dated October 14, 2005)
- Notice of Adjustment to the Forecasts of Operating Results for the Interim Period of the Company's Subsidiary (Nissho Inter Life Co., Ltd.) (Dated October 21, 2005)
- Notice of Personnel Change of Subsidiary (SEGA CORPORATION) (Dated October 25, 2005)
- Notice of Business and Capital Tie-up with GINZA Co., Ltd. (Dated October 26, 2005)

Yours truly,

PROCESSED
NOV 16 2005
THOMSON FINANCIAL

Fusako Otsuka

FO/ah
Encl.
cc: The Bank of New York
cc: SEGA SAMMY HOLDINGS INC. (w/o encl.)

(Translation) **File No. 82-34816**

October 12, 2005

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Judgment on Appeal (CT Patent)

Notice is hereby given that with regard to the action for infringement of patent filed by Aruze Corp. ("Aruze") against Sammy Corporation ("Sammy"), a subsidiary of SEGA SAMMY HOLDINGS INC., the Intellectual Property High Court rendered a judgment in favor of Sammy, as described below.

This appeal had been filed by Sammy, dissatisfied with the judgment of the Tokyo District Court that Sammy's pachislot game machines "*Ultraman Club 3*" and "*Japan 2*" had infringed the patent of Aruze, giving orders that Sammy pay ¥7,416,680,000 therefor.

Description

1. Background

(1)	October 28, 1999	Aruze filed an action for claim for damages.
(2)	June 25, 2001	Sammy filed with the Japanese Patent Office a petition for a decision invalidating the patent.
(3)	March 19, 2002	The Tokyo District Court rendered a judgment on the action filed by Aruze in favor of Aruze.
(4)	March 19, 2002	Sammy appealed to the Tokyo High Court (the current Intellectual Property High Court).
(5)	January 6, 2003	The Japanese Patent Office delivered a decision invalidating Patent No.1855980 (as of December 25, 2002).
(6)	January 27, 2003	Aruze filed with the Tokyo High Court an action to seek revocation of the decision invalidating the patent rendered by the Japanese Patent Office.
(7)	February 21, 2005	The Tokyo High Court rendered a judgment dismissing the action filed by Aruze (in support of the Japanese Patent Office's decision invalidating the patent).

(8)	March 7, 2005	Aruze appealed to the Supreme Court and filed a petition for receipt of final appeal to seek revocation of the judgment rendered by the Tokyo High Court.
(9)	July 14, 2005	The Supreme Court rejected the appeal from Aruze and rendered a decision not to accept the final appeal. (Final decision invalidating the patent)

2. Outline of the judgment

(1)	Date of judgment:	October 12, 2005
(2)	Contents:	The portion of the original judgment given against the appellant shall be reversed. The appellee's claim shall be dismissed. The costs of the action in the first and second instances shall be borne by the appellee.
(3)	Reason:	The patent exercised has elapsed due to invalidation thereof

3. Future prospects

As present, the judgment is expected to have no effect on the operating results.

- END -

(Translation)

File No. 82-34816
October 14, 2005

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi,
Chairman, President and
Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Michael Masakimi Hotta,
Executive Officer
(TEL: 03-6215-9955)

Notice of Adjustment to the Forecasts of Operating Results
for the Interim Period of the Company's Subsidiary (SEGATOYS CO., LTD.)

Notice is hereby given that the forecasts of operating results of SEGATOYS CO., LTD., a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), for the interim period of the year ending March 31, 2006 (from April 1, 2005 to March 31, 2006), as publicized on May 10, 2005, are adjusted as described in the attachment hereto.

The adjustment will have no significant effect on the operating results of the Company and no adjustment will be made to the forecasts of the operating results of the Company.

(Translation)

October 14, 2005

Dear Sirs,

Name of Company:	SEGATOYS CO., LTD.
Name of Representative:	Isao Kokubun President and Representative Director (Code No. 7842, JASDAQ)
Further Inquiry:	Nobuto Fukushima, General Manager, Finance & Accounting Division (TEL: 03-5822-6244)

Notice of Adjustment to the Forecasts of Operating Results for the Interim Period of the Year Ending March 31, 2006

Notice is hereby given that the forecasts of operating results of SEGATOYS CO., LTD. for the interim period of the year ending March 31, 2006 (from April 1, 2005 to March 31, 2006), as publicized in its "Brief Statement of Accounts for the Year Ended March 31, 2005 (Non-Consolidated)" on May 10, 2005, are adjusted as described below:

Description

1. Adjustment to the forecast of the operating results for the interim period of the year ending March 31, 2006 (from April 1, 2005 to September 30, 2005):

(1) Adjustment to the Forecasts of Operating Results

(million yen)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A)	5,200	250	150
Adjusted forecast (B)	6,300	290	170
Amount of increase or decrease (B-A)	1,100	40	20
Rate of increase or decrease	21.1%	16.0%	13.3%
Operating results for the previous interim period (from April 1, 2004 to September 2004)	4,413	155	80

(2) Reasons for the adjustment:

During the interim period under review, due to continued strong sales of "Play TV" and "i-dog" in the overseas business since the previous business year and favorable sales of products related with "The King of Beetle MUSHIKING" owing to the synergistic effect with the Sega Sammy Group, net sales increased by ¥1,100 million more than the previous forecast. Ordinary income also increased by ¥40 million more than the previous forecast due to an increase in overseas sales with lower margins.

2. Adjustment to the forecast of the operating results for the whole-year period of the year ending March 31, 2006 (from April 1, 2005 to March 31, 2006):

The forecast of the operating results for the whole-year period of the year ending March 31, 2006, which have currently been reviewed by taking into consideration the operating results for the interim period and some factors, including the present incoming orders for the Christmas selling season, the greatest selling season in the toy industry, will be publicized at the time of publication of the interim financial statements for the year ending March 31, 2006 to be given toward the end of October 2005.

(For reference)

The forecast of the operating results for the whole-year period of the year ending March 31, 2006 (from April 1, 2005 to March 31, 2006):

(million yen)

	Net Sales	Ordinary Income	Net Income
Whole year	12,500	1,000	600

Notice on the forecast of operating results:

The projected figures in the forecasts of operating results described herein are calculated based on the information available to management as of the date hereof and contain various uncertain factors. Actual results may differ from the projected figures for a variety of factors in the future.

- END -

(Translation)

File No. 82-34816
October 21, 2005

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.

Name of Representative: Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry: Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Adjustment to the Forecasts of Operating Results for the Interim Period of the Company's Subsidiary (Nissho Inter Life Co., Ltd.)

Notice is hereby given that the forecasts of operating results of Nissho Inter Life Co., Ltd., a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), for the interim period of the year ending March 20, 2006 (from March 21, 2005 to March 20, 2006), as given at the time of publication of its financial statements on May 17, 2005, are adjusted as described in the attachment hereto.

The adjustment will have no significant effect on the operating results of the Company and no adjustment will be made to the forecasts of the operating results of the Company.

JASDAQ

(Translation)

October 21, 2005

Dear Sirs,

Name of Company:	Nissho Inter Life Co., Ltd.
Name of Representative:	Seijin Tanno, President and Representative Director
	(Code No. 1986, JASDAQ)
Further Inquiry:	Tatsuyoshi Shono Executive Officer and General Manager, Accounting Dept. (TEL: 03-3810-7111)

Notice of Adjustment to the Forecasts of Operating Results for the Interim Period of the Year Ending March 20, 2006

Notice is hereby given that the forecasts of operating results of Nissho Inter Life Co., Ltd. (the "Company") for the year ending March 20, 2006 (from March 21, 2005 to March 20, 2006), as publicized in its "Brief Statement of Accounts for the Year Ended March 20, 2005 (Non-Consolidated)" on May 17, 2005 and its "Brief Statement of Accounts for the First Quarter of the Year Ending March 20, 2006 (Non-Consolidated)" on July 29, 2005, are adjusted as described below:

1. Adjustment to the forecast of the operating results for the year ending March 20, 2006 (from March 21, 2005 to March 20, 2006):

(1) Interim period of the year ending March 20, 2006 (from March 21, 2005 to September 20, 2005):

(million yen)

	Net Sales	Ordinary Income	Net Income	Interim dividend per share
Previous forecast (A)	9,116	20	9	¥0
Adjusted forecast (B)	9,030	(-) 210	(-) 170	¥0
Amount of increase or decrease (B-A)	(-) 86	(-) 230	(-) 179	¥0
Rate of increase or decrease	(-) 0.9%	-%	-%	

(2) Reasons for the adjustment:

Net sales were almost as projected. As from the current business year, the Company, under a new system, has exerted its efforts to meet the managerial challenge of improving profitability but no sufficient effect has been produced. Additionally, the Company has undertaken some unprofitable construction projects. Consequently, the Company expects to incur an ordinary loss.

In the income statement, the Company has reported a gain on sale of investment securities as an extraordinary income. However, due to the early application of the "Accounting Standard for Impairment of Fixed Assets" for the current business year, the Company has recorded an estimated impairment loss of ¥50 million as an extraordinary loss. Consequently, the Company expects to report a net loss.

(3) Whole-year period of the year ending March 20, 2006 (from March 21, 2005 to March 20, 2006):

The forecast of the operating results for the whole-year period of the year ending March 20, 2006, which have currently been reviewed by taking into consideration the operating results for the interim period and future performances, will be publicized at the time of publication of the interim financial statements for the year ending March 20, 2006 to be given in the middle of November 2005.

For reference: The operating results for the whole-year period of the year ended March 20, 2005 (from May 21, 2004 to March 20, 2005):

As a result of a change in the Company's financial period, the previous financial period ended March 20, 2005 was 10 months.

(million yen)

	Net Sales	Ordinary Income	Net Income	Dividend per share
Interim period (June 2004 - November 2004)	10,141	(-) 4	(-) 210	¥0
Whole-year period (June 2004 - March 2005)	16,538	(-) 253	(-) 660	¥0

* The above forecasts of operating results are calculated based on the information available to management as of the date hereof. Actual results may differ from the above projected figures for a variety of factors in the future.

- END -

(Translation)

File No. 82-34816

October 25, 2005

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.

Name of Representative: Hajime Satomi,
Chairman, President and
Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry: Michael Masakimi Hotta,
Executive Officer
(TEL: 03-6215-9955)

Notice of Personnel Change of Subsidiary (SEGA CORPORATION)

Notice is hereby given that SEGA CORPORATION, a subsidiary of SEGA SAMMY HOLDINGS INC., made a personnel change in accordance with the resolution adopted at the meeting of its board of directors held on October 25, 2005, as described below:

Description

1. Personal change (as of November 1, 2005)

New Title	Name	Former Title
Director Amusement New Business Div. Amusement Business Group Div.	Yasuo Tazoe	Director Entertainment Facilities Business Div. Amusement Business Group Div.
Corporate Officer Entertainment Facilities Business Div. Amusement Business Group Div.	Tsutomu Kiyosue	Corporate Officer Operations Group Entertainment Facilities Business Div. Amusement Business Group Div.
Corporate Officer Business Planning Div. Amusement New Business Div. Amusement Business Group Div.	Koji Yoshida	General Manager Business Planning Div. Amusement Business Group Div.
Corporate Officer In charge of Amusement Business in China Amusement Business Group Div.	Toru Tsujii	General Manager Amusement Business Group Amusement Business Group Div.
Corporate Officer Production Group Amusement Business Group Div.	Kunihiko Watanabe	Corporate Advisor Sammy Corporation

- END -

(Translation)

File No. 82-34816
October 26, 2005

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Business and Capital Tie-up with GINZA Co., Ltd.

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company") and Sammy Corporation (President and Representative Director: Toru Katamoto, Head office: Toshima-ku, Tokyo, hereinafter "Sammy"), a subsidiary of the Company, at the respective meetings of their Boards of Directors held on October 26, 2005, resolved that Sammy would enter into a business and capital tie-up for pachinko machine and pachislot machine businesses with GINZA Co., Ltd. (President and Representative Director: Tsuguhiro Ito, Head office: Nagoya City, Aichi Prefecture, hereinafter "GINZA"), which engages in the development, manufacture and sale of pachinko machines and pachislot machines, as described below:

Description

1. Purpose of the business tie-up:

In the pachislot machine market, Sammy, with its strong organizational system of development, manufacture and marketing, has continuously captured the largest share through multi-brand strategy under its own "Sammy brand", the "RODEO brand" of its subsidiary RODEO Corporation and units supply to K.K. Aristocrat Technologies and IGT-Japan K.K.

In the pachinko machine market, on the other hand, Sammy has continuously leveraged its development capabilities to improve its product qualities and raise awareness of its brand and expanded its market share. However, unlike its pachislot machine business, its pachinko machine business has its own "Sammy brand" only. To facilitate medium- and long-term growth, Sammy is urgently required to build a product strategy under which its products are characterized by several brands and to cultivate various sales channels.

Under these circumstances, upon request for business support and cooperation from GINZA, which engages in the development, manufacture and sale of pachinko machines and pachislot machines, Sammy has determined to enter into a business and capital tie-up with GINZA. Consequently, Sammy will be able to further strengthen its pachislot machine business and also implement its multi-brand strategy in the pachinko business in cooperation with GINZA, which is expected to contribute greatly to its medium-term target of being among the leaders in the pachinko machine market.

To market "GINZA brand" products, GINZA and Sammy are making a study on incorporating a sales subsidiary.

2. Contents of the business tie-up:

- Acceptance and entrustment of development and manufacture of part of "GINZA brand products"
- Cooperation in sale of "GINZA brand products"

3. Outline of GINZA Co., Ltd.:

(1)	Trade name:	GINZA Co., Ltd.
(2)	Representative:	Tsuguhiro Ito
(3)	Location of head office:	10-15, Daiko 1-chome, Higashi-ku, Nagoya City, Aichi Prefecture
(4)	Establishment:	October 27, 1971
(5)	Contents of business:	Development, manufacture and sale of pachinko machines and pachislot machines
(6)	Settlement of accounts:	September 30 of each year
(7)	Number of employees:	13
(8)	Capital:	10 million yen
(9)	Total number of issued shares	200 shares
(10)	Principal shareholder and shareholding ratio:	Tsuguhiro Ito (100%)

(11) Operating results for the recent business years:

(million yen)

	Year ended September 30, 2003	Year ended September 30, 2004
Net Sales	532	282
Ordinary income	(346)	(56)

4. Transferor of the shares:

Tsuguhiro Ito 98 shares

5. Number of shares acquired and the numbers of shares held before and after the acquisition:

Number of shares before the acquisition:	0 share	(Shareholding ratio: 0%)
Number of shares acquired:	98 shares	
Number of shares after the acquisition:	98 shares	(Shareholding ratio: 49%)

6. Schedule:

October 26, 2005:	Resolution of the Board of Directors
October 26, 2005:	Conclusion of a contract for the transfer of shares
October 26, 2005:	Conclusion of a contract for business tie-up

7. Effect on operating results:

As the business tie-up will have no significant effect on the whole-year operating results for the business year ending March 31, 2006, no amendment thereto is made to the forecasts of operating results of the Company.

- END -